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Exhibit 99.1

Attributed Financial Information for Tracking Stock Groups

        Our Liberty CapStarz Starz common stock is intended to reflect the separate performance of our Starz Group which primarily includes our wholly-owned subsidiary Starz, LLC. Our Liberty CapStarz Capital common stock is intended to reflect the separate performance of our Capital Group which is comprised of all of our assets and businesses not attributed to the Starz Group.

        The following tables present our assets and liabilities as of June 30, 2011 and our revenue, expenses and cash flows as of and for the three and six months ended June 30, 2011 and 2010. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Starz Group and the Capital Group, respectively. The financial information should be read in conjunction with our unaudited condensed combined financial statements for the six months ended June 30, 2011 included in this Quarterly Report on Form 10-Q.

        Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Starz Group and the Capital Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty CapStarz Starz common stock and Liberty CapStarz Capital common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty CapStarz Starz common stock and Liberty CapStarz Capital common stock does not affect the rights of our creditors or creditors of our subsidiaries.

SUMMARY ATTRIBUTED FINANCIAL DATA

Starz Group

	June 30, 2011	December 31, 2010
	amounts in millions
Summary balance sheet data:
Current assets	$1,965	1,746
Total assets	$2,787	2,539
Long-term debt, including current portion	$42	68
Attributed net assets	$2,374	2,246

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	amounts in millions
Summary operations data:
Revenue	$403	311	795	618
Operating expenses	(234)	(172)	(429)	(337)
Selling, general and administrative expenses(1)	(56)	(39)	(132)	(84)
Depreciation and amortization	(5)	(4)	(10)	(9)

Operating income	108	96	224	188
Other expense, net	—	(1)	(2)	—
Income tax expense	(41)	(34)	(102)	(70)

Net earnings	67	61	120	118
Less net earnings attributable to noncontrolling interests	—	—	1	—

Net earnings attributable to Liberty CapStarz stockholders	$67	61	119	118

(1)
Includes stock-based compensation of $4 million and $3 million for the three months ended June 30, 2011 and 2010, respectively, and $9 million and $9 million for the six months ended June 30, 2011 and 2010, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA

Capital Group

	June 30, 2011	December 31, 2010
	amounts in millions
Summary balance sheet data:
Current assets	$2,007	1,721
Investments in available-for-sale securities and other cost investments	$2,918	4,483
Total assets	$6,515	8,189
Long-term debt, including current portion	$750	2,033
Attributed net assets	$2,916	2,780

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	amounts in millions
Summary operations data:
Revenue	$135	200	716	366
Operating expenses	(98)	(196)	(296)	(301)
Selling, general and administrative expenses(1)	(36)	(66)	(67)	(181)
Legal settlement	—	—	7	—
Depreciation and amortization	(15)	(21)	(31)	(37)

Operating income (loss)	(14)	(83)	329	(153)
Interest expense	(1)	(10)	(7)	(33)
Share of losses of affiliates, net (note 3)	(22)	—	(50)	—
Realized and unrealized gains (losses) on financial instruments, net	54	(88)	175	55
Other income, net	24	50	49	57
Income tax (expense) benefit	(20)	46	(196)	11

Net earnings (loss)	21	(85)	300	(63)
Less net earnings attributable to noncontrolling interests	(1)	(3)	(1)	(3)

Net earnings (loss) attributable to Liberty CapStarz stockholders	$22	(82)	301	(60)

(1)
Includes stock-based compensation of $6 million and $3 million for the three months ended June 30, 2011 and 2010, respectively, and $12 million and $14 million for the six months ended June 30, 2011 and 2010, respectively.

 BALANCE SHEET INFORMATION
June 30, 2011
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Inter-group eliminations	Combined Liberty CapStarz
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$1,035	1,067	—	2,102
Trade and other receivables, net	223	59	—	282
Program rights	471	—	—	471
Short term marketable securities	132	192	—	324
Restricted cash	39	662	—	701
Receivable from Liberty	26	—	—	26
Other current assets	39	27	(24)	42

Total current assets	1,965	2,007	(24)	3,948

Investments in available-for-sale securities and other cost investments (note 2)	65	2,918	—	2,983
Investments in affiliates, accounted for using the equity method (note 3)	—	460	—	460
Property and equipment, net	99	132	—	231
Intangible assets not subject to amortization	132	354	—	486
Intangible assets subject to amortization, net	17	126	—	143
Program rights	342	—	—	342
Deferred costs	—	244	—	244
Deferred tax assets	—	243	(51)	192
Other assets, at cost, net of accumulated amortization	167	31	—	198

Total assets	$2,787	6,515	(75)	9,227

Liabilities and Equity
Current liabilities:
Accounts payable	$6	10	—	16
Accrued liabilities	240	42	—	282
Financial instruments	—	1,166	—	1,166
Current portion of debt (note 4)	4	750	—	754
Current deferred tax liabilities	—	736	(24)	712
Deferred revenue	24	81	—	105
Other current liabilities	9	31	—	40

Total current liabilities	283	2,816	(24)	3,075

Long-term debt (note 4)	38	—	—	38
Deferred income tax liabilities	51	—	(51)	—
Deferred revenue	—	535	—	535
Other liabilities	45	249	—	294

Total liabilities	417	3,600	(75)	3,942
Equity/Attributed net assets	2,374	2,916	—	5,290
Noncontrolling interests in equity of subsidiaries	(4)	(1)	—	(5)

Total liabilities and equity	$2,787	6,515	(75)	9,227

 STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended June 30, 2011
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Combined Liberty CapStarz
	amounts in millions
Revenue:
Communications and programming services	$403	135	538

	403	135	538

Operating costs and expenses:
Operating	234	98	332
Selling, general and administrative, including stock-based compensation (note 5)	56	36	92
Depreciation and amortization	5	15	20

	295	149	444

Operating income	108	(14)	94
Other income (expense):
Interest expense	(2)	(1)	(3)
Share of losses of affiliates, net (note 3)	—	(22)	(22)
Realized and unrealized gains on financial instruments, net	—	54	54
Other, net	2	24	26

	—	55	55

Earnings before income taxes	108	41	149
Income tax expense	(41)	(20)	(61)

Net earnings	67	21	88
Less net losses attributable to noncontrolling interests	—	(1)	(1)

Net earnings attributable to Liberty CapStarz stockholders	$67	22	89

Net earnings	$67	21	88

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	—	2	2
Unrealized holding losses arising during the period	—	(3)	(3)
Recognition of previously unrealized (gains) losses on available-for-sale securities, net	(1)	9	8
Share of other comprehensive earnings of equity affiliates	—	4	4

Other comprehensive earnings (loss)	(1)	12	11

Comprehensive earnings	66	33	99
Less comprehensive losses attributable to the noncontrolling interests	—	(1)	(1)

Comprehensive earnings attributable to Liberty CapStarz stockholders	$66	34	100

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended June 30, 2010
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Combined Liberty CapStarz
	amounts in millions
Revenue:
Communications and programming services	$311	200	511

	311	200	511

Operating costs and expenses:
Operating	172	196	368
Selling, general and administrative, including stock-based compensation (note 5)	39	66	105
Depreciation and amortization	4	21	25

	215	283	498

Operating income (loss)	96	(83)	13
Other income (expense):
Interest expense	(1)	(10)	(11)
Intergroup interest expense	—	(1)	(1)
Share of earnings of affiliates, net (note 3)	—	3	3
Realized and unrealized losses on financial instruments, net	—	(88)	(88)
Gains on dispositions, net	—	25	25
Other, net	—	23	23

	(1)	(48)	(49)

Earnings (loss) before income taxes	95	(131)	(36)
Income tax (expense) benefit	(34)	46	12

Net earnings (loss)	61	(85)	(24)
Less net loss attributable to the noncontrolling interests	—	(3)	(3)

Net earnings (loss) attributable to Liberty CapStarz stockholders	$61	(82)	(21)

Net earnings (loss)	$61	(85)	(24)

Other comprehensive loss, net of taxes:
Unrealized holding losses arising during the period	—	(61)	(61)
Recognition of previously unrealized gains on available-for-sale securities, net	—	(13)	(13)

Other comprehensive loss	—	(74)	(74)

Comprehensive earnings (loss)	61	(159)	(98)
Less comprehensive loss attributable to the noncontrolling interests	—	(3)	(3)

Comprehensive earnings (loss) attributable to Liberty CapStarz stockholders	$61	(156)	(95)

 STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION
Six months ended June 30, 2011
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Combined Liberty CapStarz
	amounts in millions
Revenue:
Communications and programming services	$795	716	1,511

	795	716	1,511

Operating costs and expenses:
Operating	429	296	725
Selling, general and administrative including stock-based compensation (notes 1 and 5)	132	67	199
Legal Settlement	—	(7)	(7)
Depreciation and amortization	10	31	41

	571	387	958

Operating income	224	329	553
Other income (expense):
Interest expense	(3)	(7)	(10)
Share of losses of affiliates, net	—	(50)	(50)
Realized and unrealized gains on financial instruments, net	1	175	176
Losses on dispositions, net	(2)	—	(2)
Other, net	2	49	51

	(2)	167	165

Earnings before income taxes	222	496	718
Income tax expense (note 6)	(102)	(196)	(298)

Net earnings	120	300	420
Less net earnings (loss) attributable to the noncontrolling interests	1	(1)	—

Net earnings (loss) attributable to Liberty CapStarz stockholders	$119	301	420

Net earnings	$120	300	420

Other comprehensive loss, net of taxes:
Foreign currency translation adjustments	—	2	2
Unrealized holding gains (loss) arising during the period	—	(27)	(27)
Recognition of previously unrealized gains on available-for-sale securities, net	(7)	9	2
Share of other comprehensive loss of equity affiliates	—	4	4
Other	1	—	1

Other comprehensive loss	(6)	(12)	(18)

Comprehensive earnings	114	288	402
Less comprehensive earnings (loss) attributable to the noncontrolling interests	1	(1)	—

Comprehensive earnings (loss) attributable to Liberty CapStarz stockholders	$113	289	402

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION
Six months ended June 30, 2010
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Combined Liberty CapStarz
	amounts in millions
Revenue:
Communications and programming services	$618	366	984

	618	366	984

Operating costs and expenses:
Operating	337	301	638
Selling, general and administrative including stock-based compensation (notes 1 and 5)	84	181	265
Depreciation and amortization	9	37	46

	430	519	949

Operating income (loss)	188	(153)	35
Other income (expense):
Interest expense	(1)	(33)	(34)
Intergroup interest income	2	1	3
Share of losses of affiliates, net	—	(11)	(11)
Realized and unrealized gains (losses) on financial instruments, net	(1)	55	54
Gains on dispositions, net	—	24	24
Other, net	—	43	43

	—	79	79

Earnings (loss) before income taxes	188	(74)	114
Income tax (expense) benefit (note 6)	(70)	11	(59)

Net earnings (loss)	118	(63)	55
Less net loss attributable to the noncontrolling interests	—	(3)	(3)

Net earnings (loss) attributable to Liberty CapStarz stockholders	$118	(60)	58

Net earnings (loss)	$118	(63)	55

Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains (loss) arising during the period	—	(31)	(31)
Recognition of previously unrealized gains on available-for-sale securities, net	—	(13)	(13)
Reattribution of other comprehensive income between tracking stocks	—	30	30

Other comprehensive loss	—	(14)	(14)

Comprehensive earnings (loss)	118	(77)	41
Less comprehensive loss attributable to the noncontrolling interests	—	(3)	(3)

Comprehensive earnings (loss) attributable to Liberty CapStarz stockholders	$118	(74)	44

 STATEMENT OF CASH FLOWS INFORMATION
Six months ended June 30, 2011
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Combined Liberty CapStarz
	amounts in millions
Cash flows from operating activities:
Net earnings	$120	300	420
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	10	31	41
Amortization of program rights	295	—	295
Stock-based compensation	9	12	21
Cash payments for stock based compensation	(6)	(3)	(9)
Noncash interest expense (income)	2	(1)	1
Share of losses of affiliates, net	—	50	50
Realized and unrealized losses on financial instruments, net	(1)	(175)	(176)
Losses on disposition of assets, net	2	—	2
Intergroup tax allocation	60	(156)	(96)
Intergroup tax payments	(4)	142	138
Deferred income tax expense	37	180	217
Other noncash charges (credits), net	55	(383)	(328)
Changes in operating assets and liabilities
Current and other assets	(468)	(42)	(510)
Payables and other current liabilities	70	142	212

Net cash provided by operating activities	181	97	278

Cash flows from investing activities:
Investments in and loans to cost and equity investees	—	(82)	(82)
Repayment of loan by cost and equity investees	—	189	189
Capital expended for property and equipment	(2)	(4)	(6)
Net sales of short term investments	46	143	189
Net increase in restricted cash	(11)	(134)	(145)
Reattribution of cash	—	(264)	(264)
Other investing activities, net	(1)	—	(1)

Net cash provided (used) by investing activities	32	(152)	(120)

Cash flows from financing activities:
Borrowings of debt	1	—	1
Repayments of debt	(57)	(1)	(58)
Repurchases of Liberty common stock	—	(96)	(96)
Other financing activities, net	—	7	7

Net cash used by financing activities	(56)	(90)	(146)

Net increase (decrease) in cash and cash equivalents	157	(145)	12
Cash and cash equivalents at beginning of period	878	1,212	2,090

Cash and cash equivalents at end period	$1,035	1,067	2,102

 STATEMENT OF CASH FLOWS INFORMATION
Six months ended June 30, 2010
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Combined Liberty CapStarz
	amounts in millions
Cash flows from operating activities:
Net earnings	$118	(63)	55
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	9	37	46
Amortization of program rights	287	—	287
Stock-based compensation	9	14	23
Cash payments for stock based compensation	(29)	—	(29)
Noncash interest expense	—	1	1
Share of losses of affiliates, net	—	11	11
Realized and unrealized gains (losses) on financial instruments, net	1	(55)	(54)
Gains on disposition of assets, net	—	(24)	(24)
Intergroup tax allocation	57	(156)	(99)
Intergroup tax payments	17	173	190
Deferred income tax expense	12	28	40
Other noncash charges, net	12	69	81
Changes in operating assets and liabilities
Current and other assets	(359)	(81)	(440)
Payables and other current liabilities	70	173	243

Net cash provided by operating activities	204	127	331

Cash flows from investing activities:
Cash proceeds from dispositions	29	30	59
Proceeds (payments) related to settlement of financial instruments	—	750	750
Investments in and loans to cost and equity investees	—	(257)	(257)
Repayment of loan by Liberty	158	158	316
Repayment of loan by equity investee	—	98	98
Capital expended for property and equipment	(1)	(5)	(6)
Net purchases of short term investments	(137)	(170)	(307)
Net (increase) decrease in restricted cash	(20)	(11)	(31)
Reattribution of cash	—	(807)	(807)
Other investing activities, net	—	6	6

Net cash provided (used) by investing activities	29	(208)	(179)

Cash flows from financing activities:
Borrowings of debt	—	88	88
Repayments of debt	(2)	(973)	(975)
Repurchases of Liberty common stock	(40)	(286)	(326)
Other financing activities, net	(39)	155	116

Net cash provided (used) by financing activities	(81)	(1,016)	(1,097)

Net increase (decrease) in cash and cash equivalents	152	(1,097)	(945)
Cash and cash equivalents at beginning of period	794	3,157	3,951

Cash and cash equivalents at end period	$946	2,060	3,006

Notes to Attributed Financial Information

(unaudited)

(1)
The Starz Group consists primarily of our subsidiary Starz, LLC and approximately $1,044 million of cash, including subsidiary cash. Accordingly, the accompanying attributed financial information for the Starz Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of that consolidated subsidiaries.

The Starz Group focuses primarily on video programming. Accordingly, we expect that businesses we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Starz Group.

The Capital Group consists of all of our businesses not included in the Starz Group, including our consolidated subsidiaries Atlanta National League Baseball Club, Inc. and TruePosition, Inc. and certain cost and equity investments. Accordingly, the accompanying attributed financial information for the Capital Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. In addition, we have attributed to the Capital Group all of our notes and debentures (and related interest expense) that have not been attributed to the Starz Group. See note 4 below for the debt obligations attributed to the Capital Group. In addition, we have allocated certain corporate general and administrative expenses among the Starz Group and the Capital Group as described in note 5 below.

On February 25, 2010, Liberty Media Corporation ("Liberty" or "Liberty Media") announced that its board of directors had resolved to effect the following changes in attribution between the Liberty Capital Group and the Liberty Interactive Group, effective immediately (the "February Reattribution"):

•
the change in attribution from the Liberty Interactive Group to the Liberty Capital Group of Liberty's 14.6% ownership interest in Live Nation Entertainment, Inc.;

•
the change in attribution from the Liberty Capital Group to the Liberty Interactive Group of the following debt securities:

•
$469 million in principal amount of 4% Exchangeable Senior Debentures due 2029 (the "2029 Exchangeables");

•
$460 million in principal amount of 3.75% Exchangeable Senior Debentures due 2030 (the "2030 Exchangeables"); and

•
$492 million in principal amount of 3.5% Exchangeable Senior Debentures due 2031 (the "2031 Exchangeables", and together with the 2029 Exchangeables and the 2030 Exchangeables, the "Exchangeable Notes");

•
the change in attribution from the Liberty Capital Group to the Liberty Interactive Group of approximately $830 million in net taxable income to be recognized ratably in tax years 2014 through 2018 as a result of the cancellation in April 2009 of $400 million in principal amount of 2029 Exchangeables and $350 million in principal amount of 2030 Exchangeables; and

•
the change in attribution from the Liberty Capital Group to the Liberty Interactive Group of $807 million in cash.

Notes to Attributed Financial Information (Continued)

  The Liberty Media board determined that the February Reattribution would enable the Liberty Interactive Group to obtain long-term debt financing on better terms than would have been available to it in the capital markets at that time and improve the liquidity of the Liberty Interactive Group. In addition, the Liberty Interactive Group's generation of meaningful taxable income would better position it to utilize more directly and efficiently the tax benefits associated with the Exchangeable Notes. Previously, the Interactive Group was using these tax benefits, which were then attributed to the Liberty Capital Group, and compensating the Liberty Capital Group for such use. Lastly, the Liberty Media board believed that Liberty Media's equity interests in Live Nation Entertainment should be reattributed to the Liberty Capital Group in order to position it to take advantage of potential synergies associated with the Liberty Capital Group's interests in Sirius XM Radio.

  In establishing the terms of the February Reattribution, the Liberty Media board reviewed, among other things, (i) a range of estimated values for the Exchangeable Notes (between $482 million and $526 million), which took into account the trading prices of the Exchangeable Notes and their unique tax attributes, among other things, and (ii) the estimated value of Liberty Media's equity interests in Live Nation Entertainment (approximately $298 million), which was based on the $12 per share offer price in Liberty Media's tender offer for additional shares of Live Nation during February 2010. Consistent with Liberty Media's Management and Allocation Policies, the Liberty Media board determined that the exchange of assets and liabilities between the two groups in the February Reattribution was completed on a fair value basis.

  The February Reattribution has been reflected prospectively. This change in attribution had no effect on the balance sheet and results of operations attributed to the Starz Group.

  On September 16, 2010, Liberty Media's board of directors approved a change in attribution of Liberty Media's interest in Starz Media, LLC along with $15 million in cash from the Liberty Capital Group to the Liberty Starz Group, effective September 30, 2010 (the "Starz Media Reattribution"). As a result of the Starz Media Reattribution, an intergroup payable of approximately $54.9 million owed by the Liberty Capital Group to the Liberty Starz Group has been extinguished, and its Starz Group has become attributed with approximately $53.7 million in bank debt, interest rate swaps and any shutdown costs associated with the winding down of the Overture Films business. Notwithstanding the Starz Media Reattribution, the board determined that certain tax benefits relating to the operation of the Starz Media, LLC business by the Liberty Capital Group that may be realized from any future sale or other disposition of that business by the Liberty Starz Group will remain attributed to the Liberty Capital Group.

  The Starz Media Reattribution enabled the Liberty Starz Group to acquire the complementary Starz Media business. Starz Entertainment had been engaging in mutually beneficial content distribution and programming arrangements with Starz Media, and it was inefficient for these arrangements to be treated as inter-group transactions. Accordingly, the Liberty Media board reattributed Starz Media, and its related debt, from the Liberty Capital Group to the Liberty Starz Group. This also enabled the Liberty Capital Group to repay indebtedness it owed to the Liberty Starz Group without using any of its cash reserves.

  In establishing the terms of the Starz Media Reattribution, the Liberty Media board considered, among other things, (i) a range of estimated values for the Starz Media assets (between $95 million and $122 million), (ii) the $53.7 million in Starz Media liabilities to be assumed and (iii) the $54.9 million payable owed by the Liberty Capital Group to the Liberty Starz Group. Consistent with Liberty Media's Management and Allocation Policies, the Liberty Media board

Notes to Attributed Financial Information (Continued)

  determined that the exchange of assets and liabilities between the two groups in the Starz Reattribution was completed on a fair value basis.

  The Starz Media Reattribution has been reflected prospectively.

  On February 9, 2011, Liberty Media's Board of Directors approved the change in attribution of (i) approximately $1.138 billion principal amount of Liberty Media LLC's 3.125% Exchangeable Senior Debentures due 2023 (the "TWX Exchangeable Notes"), (ii) 21,785,130 shares of Time Warner Inc. common stock, 5,468,254 shares of Time Warner Cable Inc. common stock and 1,980,425 shares of AOL, Inc. common stock, which collectively represent the basket of securities into which the TWX Exchangeable Notes are exchangeable (the "Basket Securities") and (iii) $263.8 million in cash from the Liberty Capital Group to the Liberty Interactive Group, effective immediately (the "TWX Reattribution"). The TWX Reattribution had no effect on the assets and liabilities attributed to the Liberty Starz Group, nor did it effect any change to the obligor of the TWX Exchangeable Notes, which remains Liberty Media LLC.

  The Liberty Media board determined to effect the TWX Reattribution in light of the proposed split-off, to eliminate ambiguity regarding the terms of this reattribution and to better align the TWX Exchangeable Notes with the tracking stock group that has the strongest cashflow generation. The reattribution of the TWX Exchangeable Notes was necessary to complete the pending proposed split-off of Liberty's Liberty Capital and Liberty Starz tracking stock groups from its Liberty Interactive tracking stock group (the "proposed Split-Off") because the obligor thereunder, Liberty Media LLC, will remain with Liberty Media following that split-off. The Liberty Media board believed that waiting to complete this reattribution until an unknowable time when the conditions to the split-off would be satisfied was creating confusion in the marketplace over the terms of the pending reattribution, including the amount of cash to be reattributed. In addition, and irrespective of the split-off, the Liberty Media board believes the Liberty Interactive Group is best positioned to fulfill the obligations under the Exchangeable Notes given its strong cash flow and solid credit position. Accordingly, the Liberty Media board decided to complete the TWX Reattribution at its February 9, 2011 board meeting.

  In establishing the terms of the TWX Reattribution, the Liberty Media board reviewed, among other things, (i) the principal amount of the TWX Exchangeable Notes, (ii) a range of values for tax liabilities associated with the delivery of the Basket Securities (between $162 million and $168 million), (iii) a range of values in payment for the risk that the Basket Securities are worth less than the face amount of the TWX Exchangeable Notes at the first date on which the TWX Exchangeable Notes can be redeemed, which is March 30, 2013 (between $36 million to $55 million), and (iv) the estimated value of the Basket Securities, using closing market prices on February 8, 2011 ($1.2 billion in the aggregate).

  Any businesses that we may acquire in the future that are not attributed to the Starz Group will be attributed to the Capital Group.

  While we believe the allocation methodology described above is reasonable and fair to each group, we may elect to change the allocation methodology in the future. In the event we elect to transfer assets or businesses from one group to the other, such transfer would be made on a fair value basis and would be accounted for as a short-term loan unless our board of directors determines to account for it as a long-term loan or through an inter-group interest.

Notes to Attributed Financial Information (Continued)

(2)
Investments in available-for-sale securities, including non-strategic securities, and other cost investments are summarized as follows:

	June 30, 2011	December 31, 2010
	amounts in millions
Capital Group
Time Warner Inc.(1)(2)	$453	1,101
Time Warner Cable Inc.(1)(2)	244	567
Sprint Nextel Corporation ("Sprint")(1)	248	301
Motorola Solutions(1)(3)	341	471
Motorola Mobility(1)(3)	143	—
Viacom, Inc.	387	301
Live Nation(4)	25	389
Century Link, Inc.(1)	148	248
Priceline(1)	267	208
Other AFS equity securities(1)(2)	43	100
SIRIUS XM debt securities	389	384
Other AFS debt securities	222	404
Other cost investments and related receivables	8	9

Total attributed to the Capital Group	2,918	4,483

Starz Group
Other	65	67

Total attributed to the Starz Group	65	67

Combined Liberty CapStarz	$2,983	4,550

(1)
Includes shares pledged as collateral for share borrowing arrangements. See note 8.

(2)
As discussed in note 2, certain of these securities were reattributed from the Capital Group to the Interactive Group in the first quarter of 2011.

(3)
Effective January 4, 2011 Motorola, Inc. separated Motorola Mobility Holdings, Inc. in a 1 for 8 stock distribution. Motorola Inc. simultaneously completed a 1 for 7 reverse stock split and was renamed Motorola Solutions, Inc.

(4)
In June 2011 the Company acquired an additional 5.5 million shares of Live Nation for $58 million. The additional ownership requires the Company to account for the investment as an equity method affiliate. For additional discussion see footnote 7. Liberty continues to hold debt securities in Live Nation which are included in available-for-sale securities.

Notes to Attributed Financial Information (Continued)

(3)
The following table presents information regarding certain equity method investments:

				Share of earnings (losses)
				Three months ended June 30,		Six months Ended June 30,
	June 30, 2011
	Percentage ownership	Carrying value	Market value
				2011	2010	2011	2010
	dollar amounts in millions
Capital Group
Sirius(a)	40%	$—	$5,665	$(1)	$8	(8)	—
Live Nation(b)	21%	$371	$449	$(22)	$—	(45)	—

(a)
As of June 30, 2011, the Sirius Preferred Stock had a market value of $5,665 million based on the value of the common stock into which it is convertible.

(b)
During June 2011, Liberty acquired an additional 5.5 million shares of Live Nation which increased our ownership percentage above 20% of the outstanding voting shares. Due to the presumption that an entity with an ownership percentage greater then 20% has significant influence and no other factors would rebut that presumption, the Company is accounting for the investment as an equity method affiliate. The Company has elected to record its share of earnings (loss) for Live Nation on a three-month lag due to timeliness considerations. Increases in ownership which result in a change to the equity method of accounting generally require retroactive recognition of an investment's share of earnings (loss) in prior periods. Due to the relative insignificance of our share of losses for Live Nation in previous periods, both quantitatively and qualitatively, the Company has recorded such amounts in the current year. Approximately $12 million of the losses recorded for the six months ended June 30, 2011 relate to the prior year.
(4)
Debt attributed to the Liberty CapStarz Starz Group and the Liberty CapStarz Capital Group is comprised of the following:

	June 30, 2011
	Outstanding principal	Carrying value
	amounts in millions
Capital Group
Liberty bank facility	$750	750

Total attributed Capital Group debt	750	750

Starz Group
Subsidiary debt	42	42

Total attributed Starz Group debt	42	42

Total debt	$792	792

(5)
Cash and stock-based compensation expense for our corporate employees has been allocated among the Starz Group and the Capital Group based on the estimated percentage of time spent providing services for each group. Historically these items have been allocated to the Liberty Interactive Group based on the same methodology and based on the services agreement, which will be entered into between Liberty and Liberty CapStarz in connection with the proposed Split-Off, will continue to be allocated on a similar basis upon the completion of the propose Split-Off.

Notes to Attributed Financial Information (Continued)

  Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Amounts allocated from the Capital Group to the Liberty Interactive Group and the Starz Group, including stock-based compensation, are as follows:

	Six months ended June 30,
	2011	2010
	amounts in millions
Liberty Interactive Group	$31	21
Starz Group	$10	9

  While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(6)
We have accounted for income taxes for the Starz Group and the Capital Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

(7)
The Liberty CapStarz Starz common stock and the Liberty CapStarz Capital common stock have voting and conversion rights under our amended charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group, if issued, will be entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of only the holders of common stock related to our Starz Group or our Capital Group.

At the option of the holder, each share of Series B common stock will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to one of our other groups.

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  Exhibit 99.1
BALANCE SHEET INFORMATION June 30, 2011 (unaudited)
STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION Three months ended June 30, 2011 (unaudited)
STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION Six months ended June 30, 2011 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Six months ended June 30, 2011 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Six months ended June 30, 2010 (unaudited)
Notes to Attributed Financial Information (unaudited)